NEWS RELEASE

TSX: CLG; AMEX: CLG

Suite 950 – 505 Burrard Street, Box 72, One Bentall Centre, Vancouver, B.C. Canada V7X 1M4

Tel: 604.608.2557   Fax: 604.608.2559   www.cumberlandresources.com

News Release 06-02

February 21, 2006

Cumberland Announces $3.9M Exploration Program Directed at Gold Resource Growth at Meadowbank

CUMBERLAND RESOURCES LTD. (TSX: CLG; AMEX: CLG) is pleased to announce a budget of $3.9 million for  2006 exploration at the Company’s 100% owned Meadowbank gold project located in Nunavut, Canada.  The two phased program, including approximately 9,000 metres of diamond drilling, is expected to commence in late March.  The 2006 exploration program will focus on increasing gold resources and reserves at the recently discovered Cannu zone and other targets along the 25 kilometre Meadowbank gold trend.  Cumberland has completed a Bankable Feasibility Study and is advancing the Meadowbank project towards the mid-tier level of gold production, forecast at 330,000 ounces of gold per year.

“The potential of the Meadowbank project area to yield new zones of gold mineralization was confirmed in 2005 with the discovery of high grade, near surface mineralization at the Cannu zone,” commented Kerry Curtis, President and CEO of Cumberland.  “Located just north of the proposed Portage open pit, the largest of three proposed open pits at Meadowbank, the Cannu zone has the potential for added reserves and further improvements to the economics of the project.”

2006 exploration at Meadowbank will focus on definition and further exploration drilling at the Cannu zone.  Additional drilling will focus on previously-defined mineralization south of the Goose Island deposit and drill testing of the Ukalik prospect north of the Vault deposit.

2006 Cannu Zone Definition and Exploration

The Cannu zone represents high grade, near surface gold mineralization discovered in the fall of 2005.  Highlights from the 2005 drilling program (a total of 30 holes) are listed below (news release NR05-17). Inferred resources based on 2005 drilling are currently being estimated for the new zone.  This new gold mineralization represents a potential 350 metre northern extension to the reserves defined in the proposed Portage open pit.

The 2006 exploration program at Cannu will include both infill and step-out drilling to define the extent of the mineralization and enable a reserve estimate.  Mineralization at the Cannu zone is hosted in a shallow, bowl-shaped structure.  Mineralization in the western portion of the structure represents a new target and is open for expansion.

Selected Highlights From Cannu 2005 Drill Holes*

Hole Number	Grade (g/t Au/m width)	Depth (m below surface)
NP05-597	9.62 / 7.62	31
NP05-598	10.37 / 14.83	21
NP05-603	5.71 / 7.29	50
NP05-606	11.23 / 9.04	30
NP05-571	7.06 / 7.44	28
NP05-575	21.36 / 1.75	72
NP05-576	4.14 / 5.47 16.44 / 2.87	21 30
NP05-577	6.66 / 3.50 7.27 / 6.23 4.73 / 5.55	6 32 40
NP05-584	7.33 / 6.05	25
NP05-591	31.81 / 4.10	20

* True thickness of intersections ranges from 95-100% of intersected widths.

Meadowbank  Project Advancing Towards Mid –Tier Gold Production

The Meadowbank project is host to Canada’s largest pure gold open pit reserves estimated at 2.9 million ounces1.  Cumberland has completed a Bankable Feasibility Study and is advancing the Meadowbank project towards open pit production.  In December 2005 the Company announced further improvements to the project as a result of independent due diligence completed for bank financing. Revisions now forecast gold production at 330,000 ounces of gold per year over an 8.1 year mine life with an estimated total cash cost of US$201 per ounce.  Peak production is forecast at 451,000 ounces produced at an estimated cash cost of US$155 per ounce.  Final hearings in the permitting process are scheduled for March 27, 2006 and terms for bank financing are currently being finalized.  Operations from three, shallow open pits are planned to commence in 2008 provided the permitting process is completed in early 2006.

Meadowbank Gold Project

Impact of Varying Gold Price and Exchange Rate on Economics2 (Pre-tax, US$)

Spot CDN$ Gold Price	Gold Price (US$)	Exchange Rate (US$ per Cdn$1.00)	IRR (%)	NPV @ 0% (US$millions)	NPV @ 5% (US$millions)
*$533	*$400	*$0.75	17.6	$242.7	$128.3
$563	$450	$0.80	18.1	$272.7	$145.7
$588	$500	$0.85	21.3	$349.0	$196.8
$611	$550	$0.90	24.1	$425.3	$248.0
$632	$600	$0.95	26.5	$501.6	$299.1

* Feasibility study base case assumptions include a long term gold price of US$400/oz. and an exchange rate of

  US$0.75 per Cdn$1.00.  On an after-tax basis, IRR is estimated at 12.8%, NPV @ 0% is estimated at US$155.2 million and payback is estimated at 3.8 years.

Meadowbank Gold Project Open Pit Mineral Reserve (Proven & Probable)1

Open Pit	Ore (t)	Au Grade (g/t)	Contained Ounces
Portage	11,010,000	4.5	1,590,000
Vault	8,010,000	3.4	870,000
Goose	2,310,000	5.7	420,000
Total		4.2	2,890,000

                                                                                 Note:  95% mining recovery and contact dilution applied.

Cumberland is a well financed mineral development and exploration  company.  The Company is  advancing the Meadowbank gold project (100% interest) in Nunavut into mid-tier open pit gold production.  The Company also holds a 22% carried to production interest in the Meliadine West gold project and a 50% interest in the Meliadine East gold project, both located in Nunavut. The shares of Cumberland are traded on the Toronto Stock Exchange and the American Stock Exchange under the symbol CLG.

CUMBERLAND RESOURCES LTD.

”Kerry M. Curtis, B.Sc., P.Geo.”
President and CEO

For further information contact:  Kerry Curtis, President and CEO or Joyce Musial, Manager, Investor Relations

1Meadowbank Gold Reserves (Fourth Quarter 2005) - The open pit mineral reserves have been prepared in accordance with NI 43-101. Dr. Mike Armitage, Managing Director of SRK Consulting (UK) Limited is the independent Qualified Person responsible for preparation of stated reserves.

2Meadowbank Feasibility Study Due Diligence (December 2005) – As a requirement of bank financing, bank-appointed independent engineers SRK Consulting (UK) (“SRK”) completed a due diligence audit of the Meadowbank feasibility study completed in early 2005 by AMEC Americas Ltd. (“AMEC”). The results from the feasibility study by AMEC are summarized in a Technical Report, dated March 31, 2005, prepared by AMEC in accordance with the Standards of Disclosure for Mineral Projects as defined by National Instrument 43-101. Construction scheduling and capital cost estimation has been prepared by Merit International Consultants Inc. (“Merit”). Metallurgical and process test work was completed by SGS Lakefield Research Ltd.  Process design was completed by International Metallurgical and Environmental Inc. and AMEC. Supporting geotechnical engineering, hydrogeological and geochemical studies were completed by Golder Associates Ltd. (“Golder”).  Both the SRK and AMEC assumptions include a long term gold price of US$400/oz. and an exchange rate of US$0.75 per Cdn$1.00.

Forward Looking Statements and Risks - This News Release contains “forward-looking statements”, including, but not limited to, statements regarding our expectations as to the market price of gold, strategic plans, future commercial production, production targets and timetables, mine operating costs, capital expenditures, work programs, exploration budgets and mineral reserve and resource estimates. Forward-looking statements express, as at the date of this report, our plans, estimates, forecasts, projections, expectations or beliefs as to future events or results. We caution that forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Factors that could cause results or events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks and hazards, environmental risks and hazards, uncertainty as to calculation of mineral reserves and resources, requirement of additional financing, risks of delays in construction and other risks more fully described in our AIF filed with the Securities Commissions of the Provinces of British Columbia, Alberta, Ontario, Quebec and Nova Scotia and the Toronto Stock Exchange and in our 20F filed with the United States Securities and Exchange Commission (the “SEC”).

Cautionary Note to U.S. Investors - The SEC permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this news release such as “mineral resources” and “inferred resources” that the SEC guidelines strictly prohibit us from including in our Form 20-F available from us at Suite 950 – 505 Burrard Street, Vancouver, B.C.  V7X 1M4. You can also obtain this form from the SEC by calling 1-800-SEC-0330.

Cautionary Note to U.S. Investors concerning estimates of Indicated Resources – This news release uses the term “indicated” resources. We advise US Investors that while that term is recognized and required by Canadian regulations, the SEC does not recognize it. U.S. investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into mineral reserves.

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources – This news release uses the term “inferred” resources. We advise U.S. investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. “Inferred Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic feasibility. It cannot be assumed that all or any part of an Inferred Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Cautionary Note to U.S. Investors concerning estimates of Proven and Probable Reserves - The estimates of mineral reserves described in this News Release have been prepared in accordance with Canadian National Instrument 43-101.  The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7.  Accordingly, the Company’s disclosure of mineral reserves in this News Release may not be comparable to information from U.S. companies subject to the SEC’s reporting and disclosure requirements.